Filed pursuant to Rule 253(g)(2)

File Number: 024-11397

SUPPLEMENT DATED JUNE 14, 2021

TO THE OFFERING CIRCULAR DATED FEBRUARY 22, 2021

RYSE INC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated February 22, 2021 of RYSE Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here:
https://www.sec.gov/Archives/edgar/data/1824930/000168316821000672/ryse_253g2.htm.

The purpose of this supplement is to announce the following changes to the Offering Circular:

1. The Company intends to make the following changes to the Plan of Distribution—Perks section of the Offering Circular:

Minimum Number of Shares	Minimum Dollar Investment	Rewards
	$1,500	One SmartShade Approximate cash value: $150
	$2,500	One SmartShade, One Battery Pack and One SmartBridge Approximate cash value: $250
	$5,000	Two SmartShades, Two Battery Packs, One SmartBridge, Approximate cash value: $450
	$10,000	Four SmartShades, Four Battery Packs, One SmartBridge, Lifetime discount of 10% off MSRP Approximate cash value: $850
	$25,000	Ten SmartShades, Ten Battery Packs, One SmartBridge, Lifetime discount of 15% off MSRP, Quarterly Investor Calls Approximate cash value: $2,050
	$50,000	20 SmartShades, 20 Battery Packs, One SmartBridge, Lifetime discount of 20% off MSRP, Quarterly Investor Calls, Lunch with Founder (in United States only) Approximate cash value: $4,050

2. The Company has engaged Entoro Securities LLC (“Entoro”) as an additional placement agent in addition to the current placement agent, Rialto Markets LLC (“Rialto”). Entoro and Rialto will split the total commission payable to the placement agent as described in the Offering Circular pursuant to a commission sharing agreement signed on June 4, 2021. No additional commission is to be paid beyond what is disclosed in the Offering Circular.

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3. The Company intends to amend and restate the table in the “Use of Proceeds to Issuer” section of the Offering Circular as follows:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Use of Proceeds to Issuer
Gross Offering Proceeds	$3,750,000	$7,500,000	$11,250,000	$15,000,000
Less: Estimated Offering Expenses	$666,250	$1,202,500	$1,738,750	$2,275,000
Estimated Net Offering Proceeds	$3,083,750	$6,297,500	$9,511,250	$12,725,000

Principal Uses of Net Proceeds
Sales & Marketing	$462,563	$944,625	$1,426,688	$1,500,000
Product Development	$308,375	$629,750	$951,125	$1,000,000
Manufacturing & Shipping	$308,375	$629,750	$951,125	$1,000,000
Legal & Accounting	$154,188	$314,875	$475,563	$500,000
Wages & Salaries	$1,541,875	$3,148,750	$4,755,625	$5,000,000
Working Capital	$308,375	$629,750	$951,125	$1,304,378

Total Use of Proceeds	$3,083,750	$6,297,500	$9,511,250	$10,200,000

Share Buy Back	$0	$0	$0	$2,419,622

If the company raises 80% or more of the Maximum Offering Amount, it will spend a certain percentage of its proceeds to buy back shares from certain shareholders after termination of the offering and completion of all closings. If the company receives gross proceeds in excess of  $12 million, it intends to purchase shares of existing shareholders at the same price in this offering ($7.13). If the company does not receive gross proceeds in excess of $12 million, the company will not use any of the  proceeds to buy back any shares from existing shareholders. Assuming this offering is fully subscribed, the company expects to purchase $2,419,622 worth of shares from existing investors, including the CEO; if less than this amount is raised, the company will have full discretion to decide as to the number of shares and shareholders to buy back shares from.

Share Buy Back

Name	Current holdings	Available for Purchase	Value ($CDN)	Value ($USD)
Matthew Vultaggio	14,709	2,942	$27,888	$20,969
Clifton Pereira	29,412	5,882	$55,765	$41,929
Alan Cheng	88,236	17,647	$167,295	$125,786
Robert Dinh	20,000	20,000	$189,600	$142,556
Marc Bishara	117,648	23,530	$223,061	$167,715
Manu Menon	147,059	29,412	$278,824	$209,642
Mai Tuyet Nguyen	40,049	40,049	$379,665	$285,462
Trung Pham	2,100,000	50,000	$474,000	$356,391
Tung Huu Le	50,000	50,000	$474,000	$356,391
Lynda Le	200,000	100,000	$948,000	$712,782

TOTAL	2,807,113	339,462	$3,218,098	$2,419,622

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

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